BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«20» may 2002г.
№ 1101/3235

02034737

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

Moscow Joint Stock Commercial Bank "Vozrozhdeniye" informs that in compliance with the resolution of the Bank's Supervising Council, the register of the persons possessing the right to participate in the annual General Meeting of Shareholders has been closed on May 13, 2002.

Alexander V. Dolgopolov

Deputy Chairman of the Board

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